CESCA THERAPEUTICS INC.
2711 Citrus Road
Rancho Cordova, CA 95742

September 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julia Griffith

Re:	Cesca Therapeutics Inc. Registration Statement on Form S-3 (Registration No. 333-227426)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Cesca Therapeutics Inc., hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on September 26, 2018, or as soon as practicable thereafter.

Very truly yours, CESCA THERAPEUTICS INC.

By:	/s/ Vivian Liu
Vivian Liu
Chief Operating Officer